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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

BIG SKY ENERGY CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

089544100

(Cusip Number)

March 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 089544100			Page 2 of 10

1.	Name of Reporting Person: ARC Energy Venture Fund 4		I.R.S. Identification Nos. of above persons (entities only): 98-0430224

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,000,000

		6.	Shared Voting Power: NONE

		7.	Sole Dispositive Power: 8,000,000

		8.	Shared Dispositive Power: NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.9%

12.	Type of Reporting Person: PN

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Item 1(a).	Name of Issuer

Big Sky Energy Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

1980, 440 – 2nd Avenue S.W. Calgary, AB, Canada T2P 5E9

Item 2(a).	Name of Persons Filing

ARC Energy Venture Fund 4

Item 2(b).	Address of Principal Business Office or, if None, Residence

4300, 400 – 3rd Avenue S.W. Calgary, AB, Canada T2P 5E9

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common

Item 2(e).	CUSIP Number

089544100

Item 3.	Filing Category

Not applicable

Item 4(a).	Amount Beneficially Owned

8,000,000

Item 4(b).	Percent of Class

8.9%

Item 4(c).	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote:

8,000,000

(ii)	shared power to vote or direct the vote:

None

(iii)	sole power to dispose or to direct the disposition:

8,000,000

(iv)	shared power to dispose or to direct the disposition:

None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

          After reasonable inquiry and to the best of the signatory’s knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2005

By:	/s/ Tanya Causgrove
	Name:	Tanya Causgrove
	Title:	VP Finance & Controller

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